Exhibit 99.2

CONVENING NOTICE

This is the convening notice for the annual general meeting of shareholders of trivago N.V. (the "Company") to be held on June 30, 2020 at 15:00 CEST at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "AGM").

The agenda for the AGM is as follows:

1.Opening

2.Discussion of the annual report over the financial year 2019 (discussion item)

3.Implementation of the compensation policy during the financial year 2019 (discussion item)

4.Adoption of the annual accounts over the financial year 2019 (voting item)

5.Explanation of the dividend and reservation policy (discussion item)

6.Appointment of the external auditor for the financial year 2020 (voting item)

7.Release of the managing directors from liability for the exercise of their duties during the financial year 2019 (voting item)

8.Release of the supervisory directors from liability for the exercise of their duties during the financial year 2019 (voting item)

9.Appointment of J.A. Carter as managing director for a period expiring at the end of the annual general meeting to be held in the year 2023 (voting item)

10.Appointment M.M. Tillmann as managing director for a period expiring at the end of the annual general meeting to be held in the year 2023 (voting item)
11.Appointment of A. Gorin as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2023 (voting item)

12.Appointment of R.T.J. Schrömgens as supervisory director for a period expiring on December 31, 2020 (voting item)

13.Authorization of the management board to increase the maximum number of shares that may be delivered pursuant to the Company's 2016 Amended and Restated Omnibus Incentive Plan (voting item)

14.Approval of an amendment to the Company's 2016 Amended and Restated Omnibus Incentive Plan (voting item)

15.Authorization of the management board to acquire shares in the Company’s capital (voting item)

16.Closing

No business shall be voted on at the AGM, except such items as included as voting items in the above-mentioned agenda.

The registration date for the AGM is May 31, 2020 (the "Registration Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Registration Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent may attend and, if relevant, vote at the AGM (the "Persons with Meeting Rights").

Persons with Meeting Rights who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM. This notice must be received by the Company ultimately on June 25, 2020. Persons with Meeting Rights who have not complied with this requirement may be refused entry to the AGM. Persons with Meeting Rights may have themselves represented at the AGM through the use of a written or electronically recorded proxy. Proxyholders should present a copy of their proxies upon entry to the AGM, failing which the proxyholder concerned may be refused entry to the AGM. A proxy form can be downloaded from the Company's website (http://www.trivago.com).

EXPLANATORY NOTES TO THE AGENDA

2. Discussion of the annual report over the financial year 2019 (discussion item)

The Company's annual report over the financial year 2019 has been made available on the Company's website (http://www.trivago.com) and at the Company's office address.

3. Implementation of the compensation policy during the financial year 2019 (discussion item)

The Company's compensation policy is intended to attract, retain and motivate managing directors with the leadership qualities, skills and experience needed to support and promote the growth and sustainable success of the Company and its business. The compensation structure for managing directors should drive strong business performance, promote accountability, incentivize managing directors to achieve short and long-term performance targets with the objective of increasing the Company's equity value, assure that the interests of the managing directors are closely aligned to those of the Company, its business and its stakeholders and ensure the overall market competitiveness of compensation packages for managing directors.

The implementation of the Company's compensation policy has been outlined in the Company's annual report over the financial year 2019.

4. Adoption of the annual accounts over the financial year 2019 (voting item)

The Company's annual accounts over the financial year 2019 have been made available on the Company's website (http://www.trivago.com) and at the Company's office address. It is proposed that these annual accounts be adopted.

5. Explanation of the dividend and reservation policy (discussion item)

The Company has formulated a dividend and reservation policy consistent with its current strategy. The Company's policy in this respect is not to distribute any profits in the near future and to add any such profits to the Company's reserves for purposes such as funding the development and expansion of the Company's business, making future investments, financing capital expenditures and enhancing the Company's liquidity position. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

6. Appointment of the external auditor for the financial year 2020 (voting item)

It is proposed that Ernst & Young Accountants LLP ("EY") be appointed and instructed to audit the Company's annual report and annual accounts for the financial year 2020. This proposal is based on the positive outcome of a thorough selection procedure performed by the Company and the supervisory board's approval of the terms of engagement proposed by EY for these services (including the scope of the audit, the materiality to be used and compensation for the audit). The main conclusion of the selection procedure is that, because of the importance of continuity of the audit activities, it is desirable to extend EY's current engagement as the Company's external auditor.

7. Release of the managing directors from liability for the exercise of their duties during the financial year 2019 (voting item)

It is proposed that the Company's managing directors be released from liability for the exercise of their duties during the financial year 2019. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2019.

8. Release of the supervisory directors from liability for the exercise of their duties during the financial year 2019 (voting item)

It is proposed that the Company's supervisory directors be released from liability for the exercise of their duties during the financial year 2019. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2019.

9. Appointment of J.A. Carter as managing director for a period expiring at the end of the annual general meeting to be held in the year 2023 (voting item)

The Company's supervisory board has made a binding nomination to appoint J.A. Carter as managing director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2023.

10. Appointment M.M. Tillmann as managing director for a period expiring at the end of the annual general meeting to be held in the year 2023 (voting item)

The Company's supervisory board has made a binding nomination to appoint M.M. Tillmann as managing director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2023.

11. Appointment of A. Gorin as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2023 (voting item)

The Company's supervisory board has made a binding nomination to appoint A. Gorin as supervisory director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2023.

Ms. Gorin is President of Expedia Business Services (EBS). In 2019, EBS was formed by combining two of Expedia Group’s B2B businesses – Expedia Partner Solutions (EPS) and Egencia. The former, EPS, leverages the best of Expedia Group’s partner facing API and template products to power thousands of travel partners around the world. The latter, Egencia, is Expedia Group’s corporate travel brand and helps businesses large and small across more than 60 countries reimagine business travel management. Ms. Gorin joined Expedia in 2013 as Vice President of Market Management for EMEA and led the EMEA team in rapidly expanding the hotel network in the region. Prior to joining Expedia, Ms. Gorin spent 10 years at Microsoft in various sales, distribution and marketing roles. Before joining Microsoft, she was a consultant with the Boston Consulting Group, both in San Francisco and in Paris. Ms. Gorin received an M.B.A. from the Kellogg Graduate School of Management, Northwestern University and a B.A. in economics from the University of California at Berkeley. She currently serves on the board of directors of Adecco Group, and is on the advisory council of the Royal Philharmonic Orchestra in London.

Ms. Gorin does not hold any shares in the Company's share capital.

Ms. Gorin has been nominated for her experience, background and skills, and in order to improve continuity on the Company's supervisory board.

12. Appointment of R.T.J. Schrömgens as supervisory director for a period expiring on December 31, 2020 (voting item)

The Company's supervisory board has made a binding nomination to appoint R.T.J. Schrömgens as supervisory director of the Company for a period expiring on December 31, 2020.

Mr. Schrömgens was CEO of trivago N.V. until the end of 2019. Prior to joining trivago GmbH, Mr. Schrömgens was founder and VP at ciao.com, a consumer review website, from 1999 to 2001. Mr. Schrömgens holds a diploma in management from Leipzig Graduate School of Management (HHL).

Mr. Schrömgens holds 57,597,012 Class B shares in the Company.

Mr. Schrömgens has been nominated for his experience, background and skills.

13. Authorization of the management board to increase the maximum number of shares that may be delivered pursuant to the Company's 2016 Amended and Restated Omnibus Incentive Plan (voting item)

It is proposed to authorize the issuance of Class A Shares and ADSs pursuant to the Company's 2016 Amended and Restated Omnibus Incentive Plan (the 2016 Plan), such that an aggregate number of Class A Shares and ADSs may be issued, equaling the sum of (i) 10% of the total issued and outstanding capital of the Company as of June 30, 2020 and (ii) the aggregate number of Class A Shares and ADSs underlying the options granted under the existing option agreements, including those already granted pursuant to the 2016 Plan prior to the date hereof.

14. Approval of an amendment to the Company's 2016 Amended and Restated Omnibus Incentive Plan (voting item)

Under the 2016 Plan, the maximum number of Class A Shares that may be delivered pursuant to the 2016 Plan is 34,711,009. It is proposed that the AGM increase the number of Class A

Shares that may be delivered pursuant to the 2016 Plan to the sum of (i) and (ii) referred to in Item 13 above.
15. Authorization of the management board to acquire shares in the Company’s capital (voting item)

It is proposed to authorize the Company's management board, subject to the approval of its supervisory board as required by the Company's management board rules and articles of association, to resolve for the Company to acquire fully paid-up shares in the Company's capital (or depositary receipts for such shares) by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of American Depositary Receipts for Class A Shares on the NASDAQ Stock Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company's issued share capital (determined as at the close of business on the date of the AGM).